TC 3/11

BD 3/5

03013608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 150 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.R. Beal & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell (212) 894-7117
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 17 2003

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Bernard B. Beal swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

KATRICE LITTLE-SIMON
NOTARY PUBLIC, STATE OF NY
NO. 24-5003938
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES NOVEMBER 2, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's~~ Capital.
- ☒ (f) Statement of Changes in ~~Liabilities~~ Subordinated ~~to Claims of Creditors~~ Liabilities.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemptive Provisions under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

M.R. BEAL & COMPANY

December 31, 2002

Accountants and Business Advisors

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 11, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

M.R. Beal & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$1,656,514
Receivable from clearing broker	99,722
Commissions and investment banking fees receivable	849,457
Financial advisory fees receivable	16,884
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $134,170	90,401
Due from related parties	251,282
Other assets	246,087
Total assets	$3,210,347

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued compensation and benefits	$1,057,014
Accrued expenses and other liabilities	791,483
Subordinated debt	440,000
Total liabilities	2,288,497
Partners' capital	921,850
Total liabilities and partners' capital	$3,210,347

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2002

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company provides investment banking and brokerage services for its clients and customers. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"). Partnership profits and losses are allocated 99% to the General Partner and 1% to the Limited Partner.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partners.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company's customers are carried on a fully disclosed basis by a clearing broker, the Pershing Division of Donaldson, Lufkin & Jenrette Securities ("Pershing"), pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

The Company has obligations for its office spaces in New York City and a corporate apartment under the terms of noncancelable operating lease agreements that expire in 2004. Future minimum annual rental commitments under these agreements are as follows:

	Commitment
For the year ending December 31,	
2003	$232,200
2004	146,250

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $1,391,753, which was $1,141,753 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .75 to 1.

Proprietary accounts, held at Pershing ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and Pershing which requires, among other things, Pershing to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE F - SUBORDINATED LIABILITY

On November 23, 1998, the Company entered into an agreement with its limited partner, Prudential Insurance Company of America ("Prudential" or the "Limited Partner") for Prudential to redeem all but 1% of its limited partnership interest for $990,000 as of January 31, 1999. As part of this agreement, Prudential had agreed to provide the Company with $990,000 of subordinated debt which bears interest at 7.55% per annum.

The Company repaid $450,000 of the subordinated debt on its scheduled maturity dates through December 31, 2002. The remaining subordinated debt matures as follows:

February 1, 2003	$200,000
February 1, 2004, except as described below	240,000
	$440,000

The subordinated liability is subject to an accelerated payment of principal and interest in an amount equal to twelve and one-half percent (12-1/2%) of the net pretax profits of the Company, before bonuses, as defined, payable forty-five days after the completion of the annual audit, as defined.

The Company has a subordinated revolving credit agreement (the "Revolver") with a financial institution under which it may borrow up to $15,000,000 (previously $5,000,000 which matured on July 18, 2002) and which matures on March 15, 2003. The purpose of the Revolver is to assist the Company in maintaining liquidity and regulatory capital for the purpose of underwriting securities. Interest expense on the borrowings is primarily determined by the profitability of the underwriting. There were no borrowings outstanding under the Revolver at December 31, 2002.

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule 15c3-1. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE G - RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company has a noninterest-bearing note receivable due on July 1, 2004 in the amount of $209,098 from its Chief Executive Officer. In addition, the Company has receivables from related parties amounting to $42,184.

The shareholder of the General Partner of the Company controls an affiliated entity for which the Company loaned $724,327. During the year, the shareholder directed the Company to forgive the loan, by transferring it to the General Partner, and accordingly the amount of the loan has been recorded as a transfer of capital to the General Partner of the Company.

NOTE H - PARTNERS' CAPITAL

In January 1999, the Company redeemed all of the Limited Partner's rights, title and interest in the Company, including its entire capital account in the Company, except for a $10,000 capital balance (the "Retained Interest"). The Retained Interest is allocated profits and losses of the Company as if it constituted one percent (1%) of all capital balances of the Company. Within 90 days after the payment in full by the Company of the subordinated liability, the Company is required to redeem the Retained Interest at an amount equal to the capital balance of the Limited Partner.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2002, the Company's cash balance was held at one major New York-based financial institution.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

M.R. BEAL & COMPANY

December 31, 2002

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
M.R. Beal & Company

In planning and performing our audit of the financial statements and supplemental schedules of M.R. Beal & Company (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 11, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com